United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

ARACRUZ CELULOSE S.A. A publicly held company CNPJ/MF nº 42.157.511/0001 -61

NOTICE OF SECOND CALL

FOR

     SPECIAL MEETINGS OF HOLDERS OF CLASS A PREFERRED AND CLASS B PREFERRED STOCK OF ARACRUZ CELULOSE S.A.

The conversion referred to in this notice is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended. The Aracruz common shares that will be issued to holders of the Company's preferred shares if the conversion is approved have not yet been registered with the U.S. Securities and Exchange Commission. No offers of securities or offers to buy securities may, or will, be made by the Company absent registration or an exemption from registration. The conversion referred to in this notice is being conducted pursuant to the Brazilian Corporation Law, involves securities of a Brazilian corporation and is subject to disclosure requirements that are different from those of the United States.

Pursuant to article 124, paragraph 1, subsection II, and for the purposes of article 136, paragraph 1, in either case of Law no. 6,404/76, holders of Class A and Class B preferred stock issued by ARACRUZ CELULOSE S.A. ("Aracruz" or the "Company") are hereby invited, on second call, to attend Special General Meetings of Aracruz Preferred Shareholders to be held at 9:30 a.m., on July 10, 2009, at the boardroom of the Company's headquarters, located at Rodovia Aracruz/Barra do Riacho, km 25, (plant), in the municipality of Aracruz, Espírito Santo State, Brazil, for the specific purpose of deliberating the conversion of all of the Company's Class A and Class B preferred stock into Aracruz common stock at the ratio of 0.91 newly-issued Aracruz common share for each and every Class A or Class B preferred share of the Company, as the case may be, as approved by the Company's common shareholders at an Extraordinary General Shareholders' Meeting held on May 30, 2009.

Although holders of the Company's Class A and Class B preferred stock will be gathering at the same venue, their votes will be organized and counted as separate class votes of each of the classes of the Company's preferred stock.

General Instructions

(A)	A draft of the Company's bylaws reflecting the proposed conversion is available for inspection by interested shareholders at the Company's administrative offices at Av.

Brigadeiro Faria Lima 2,277, 4th floor, São Paulo, São Paulo State, Brazil, or on the Company's website at www.aracruz.com.br/ri.

(B)	Any shareholder who wishes to be represented by an agent must deliver the respective power of attorney together with, in the case of a shareholder that is a legal entity, copies of corporate documentation conferring the powers that support such shareholder representation to the attention of the Company's legal department at the address set forth in item (A) above by no later than July 7, 2009.

(C)	Any shareholder whose shares are held in book-entry form with the custodial services of a stock exchange, and wishes to participate in the Special General Meetings, must present a statement confirming their share ownership that has been issued by a custodian after May 27, 2009.

Aracruz, June 19, 2009.

Raul Calfat Chairman of the Board of Directors

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer